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                       March 30, 2021

       Peter V. Gioffe
       Chief Executive Officer
       Delhi Bank Corp
       124 Main Street
       Delhi, NY 13753

                                                        Re: Delhi Bank Corp
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 3
                                                            Filed March 17,
2021
                                                            File No. 024-10818

       Dear Mr. Gioffe:

                                                        We have reviewed your
amendment and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance